UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                              Silicon Gaming, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    827054107
               ---------------------------------------------------
                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                              Wellesley, MA  02181
                                  781-283-8500
        -----------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                   May 7, 1998
        -----------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 2 OF 16 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        903,400
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     903,400
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     903,400
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 3 OF 16 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        632,900
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     632,900
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     632,900
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.5%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 4 OF 16 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        632,900
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     632,900
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     632,900
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.5%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 827054107                       PAGE 5 of 16 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Overseas Corp.
     98-01511108
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF           7         SOLE VOTING POWER
SHARES                        185,750
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     185,750
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     185,750
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3%
14   TYPE OF REPORTING PERSON *
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 827054107                       PAGE 6 of 16 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Galileo, LLC
     04-3304422
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        185,750
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     185,750
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     185,750
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 827054107                       PAGE 7 of 16 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Copernicus Fund, L.P.
     04-3193825
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        48,410
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     48,410
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,410
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .3%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 827054107                       PAGE 8 of 16 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Copernicus, LLC
     04-3304417

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        48,410
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     48,410
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,410
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .3%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 827054107                       PAGE 9 of 16 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Kepler Overseas Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF           7         SOLE VOTING POWER
SHARES                        36,340
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     36,340
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     36,340
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .3%
14   TYPE OF REPORTING PERSON *
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                      PAGE 10 OF 16 PAGES


ITEM 1.   SECURITY AND ISSUER:

     This Schedule 13D dated May 7, 1998 ("Schedule 13D") is filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates.

     This filing of Schedule 13D is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This Schedule 13D relates to shares of the common stock, $.001 par value (the "Shares") of Silicon Gaming, Inc. (the "Company"). The principal executive offices of the Company are located at 2800 West Bayshore Road, Palo Alto, CA 94303.

ITEM 2.   IDENTITY AND BACKGROUND:

     This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, B III Capital Partners, L.P., a Delaware limited partnership, DDJ Capital III, LLC, a Delaware limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, DDJ Galileo, LLC, a Massachusetts limited liability company, Kepler Overseas Corp., a Cayman Islands corporation, The Copernicus Fund, L.P., a Delaware limited partnership and DDJ Copernicus, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Capital III, LLC is the general partner of, and DDJ is the investment manager for, B III Capital Partners, L.P. DDJ Copernicus, LLC is the general partner of, and DDJ is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC owns all of the voting securities of, and DDJ is the investment manager for, DDJ Overseas Corp. DDJ is also the investment manager for Kepler Overseas Corp.

     The Shares described herein are owned by one or more of B III Capital Partners, L.P., The Copernicus Fund, L.P., Kepler Overseas Corp., or DDJ Overseas Corp., (jointly, the "Funds"). The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp. and Kepler Overseas Corp., are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. and Kepler Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbor Center, 2nd Floor, George Town, Post Office Box 896, Grand Cayman Islands.

     The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

                                  SCHEDULE 13D
CUSIP NO. 827054107                      PAGE 11 OF 16 PAGES


Within the past five years, none of DDJ or the DDJ Affiliates named in this Item 2 or, to the best of its knowledge, the persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     The Funds which own or owned Shares purchased in the aggregate 528,400 Shares for cash in the amount of $5,015,834.97 including brokerage commissions and Warrants to purchase 375,000 Shares for cash in the amount of $3,082,500.00 The Warrants were purchased from the Company by B III Capital Partners, L.P. pursuant to a private placement on September 30, 1997. Each Warrant is exercisable to purchase one share of Common Stock of the Company at an exercise price of $15.4375 in cash per share, subject to adjustment. The Warrants are exercisable for a five-year period beginning six months following the date of issuance. All 257,900 Shares and the Warrants to purchase 375,000 Shares owned by B III Capital Partners, L.P. were purchased for cash. All 48,410 Shares owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all 185,750 Shares owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. and all 36,340 Shares owned by Kepler Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

     Shares purchased and/or sold by the Funds since March 7, 1998 are set forth on the attached Schedule B.

ITEM 4.   PURPOSE OF TRANSACTION:

     The Shares described herein were purchased in pursuit of a specified investment objectives established by the investors in the Funds. DDJ and the DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

                                  SCHEDULE 13D
CUSIP NO. 827054107                      PAGE 12 OF 16 PAGES


DDJ and the DDJ Affiliates intend to review continuously the equity position of the Fund in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

     None of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     (a) B III Capital Partners, L.P. beneficially owns, and DDJ Capital III, LLC and DDJ beneficially own as general partner and investment manager, respectively, of B III Capital Partners, L.P. 632,900 shares of Common Stock (assuming exercise of the warrants to purchase 375,000 shares of common stock, see Item 3), or approximately 4.5% of the outstanding Shares of the Company.
DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ Overseas Corp., 185,750 Shares, or approximately 1.3% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment advisor, respectively, of the Copernicus Fund, L.P., 48,410 Shares or approximately .3% of the outstanding Shares of the Company. Kepler Overseas Corp. owns, and DDJ as investment advisor of Kepler Overseas beneficially owns 36,340 Shares or approximately .3% of the outstanding Shares of the Company. Accordingly, DDJ, as investment manager to the Funds may be deemed to beneficially own 903,400 Shares, or approximately 6.4% of the outstanding Shares of the Company.

                                  SCHEDULE 13D
CUSIP NO. 827054107                      PAGE 13 OF 16 PAGES


     (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

     (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto, have effected any transaction in the Shares during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Other than as described in this Schedule 13D, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

     The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and/or sell such debt securities.

     The Company and B III Capital Partners, L.P. are parties to a Registration Rights Agreement by and among the Company and purchasers of the Warrants, dated September 30, 1997, obligating the Company to register the Shares underlying the Warrants under the Securities Act of 1933, as amended.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

None.

                                  SCHEDULE 13D
CUSIP NO. 827054107                      PAGE 14 OF 16 PAGES


                                   Signature:
                                    ========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/  Judy K. Mencher
     --------------------------------
     Judy K. Mencher
     Member

                                  SCHEDULE 13D
CUSIP NO. 827054107                      PAGE 15 OF 16 PAGES


                                   SCHEDULE A
                                   ===========

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02181, except that the principal address of Kepler Overseas Corp., Mr. Austin and Mr. Hunter is set forth in Item
2. Mr. Harmetz, Mr. Breazzano and Ms. Mencher are U. S. citizens. Mr. Austin and Mr. Hunter are Cayman Islands citizens.


NAME                  PRINCIPAL OCCUPATION OR EMPLOYMENT
=====                 =======================================

Daniel G. Harmetz     Principal of DDJ Capital Management, LLC, DDJ Galileo,
                      LLC and DDJ Copernicus, LLC

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                      LLC and DDJ Copernicus, LLC

Judy K. Mencher       Principal of DDJ Capital Management, LLC, DDJ Galileo,
                      LLC, DDJ Copernicus, LLC, Vice President of DDJ Overseas
                      Corporation and Director of Kepler Overseas Corp.

Michael Austin        Director of DDJ Overseas Corporation, Director of Kepler
                      Overseas Corp.; Corporate Director

Dennis Hunter         Director of Kepler Overseas Corporation; Managing
                      Director of Queensgate Bank

                                  SCHEDULE 13D
CUSIP NO. 827054107                      PAGE 16 OF 16 PAGES


                                   SCHEDULE B
                                   ===========

Silicon Gaming, Inc.
===============

     Set forth below is an itemization of all purchases and sales of Shares of Common Stock since March 7, 1998. The transactions were made for cash in open market transactions.

          TYPE:
          PURCHASE                       AGGREGATE
DATE      OR SALE        SHARES              PRICE



3/17/98   PURCHASE        7,500         $74,443.50
3/19/98   PURCHASE        2,500         $25,387.50
3/23/98   SALE          (2,500)        $(27,892.81)
3/30/98   PURCHASE        2,500         $23,512.50
4/8/98    PURCHASE       18,000        $163,015.00
4/13/98   PURCHASE        5,000         $44,775.00
5/6/98    PURCHASE       20,900        $185,202.50
5/7/98    SALE          (1,500)        $(13,499.55)
5/7/98    PURCHASE       80,600        $742,457.63
5/8/98    PURCHASE        1,500         $14,763.75
5/13/98   PURCHASE       10,000         $98,425.00
5/14/98   PURCHASE       29,200        $285,062.08
5/15/98   PURCHASE       57,500        $554,336.50
5/18/98   PURCHASE       59,700        $550,613.10